Exhibit I


                      [HARKINS CUNNINGHAM LETTERHEAD]



                                                          September 4, 1998



BY HAND DELIVERY
----------------

Mary A. McLaughlin, Esquire
Dechert, Price & Rhoads
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA  19103

     Re:   AlliedSignal Corporation v. AMP Incorporated
           AMP Incorporated v. AlliedSignal Corporation and
           PMA Acquisition Corporation

Dear Mary:

          This letter sets forth the agreement between AlliedSignal Corporation ("AlliedSignal") and AMP Incorporated ("AMP"), in connection with the above-entitled actions, as follows:

          1. AMP agrees that it will give at least six calendar days' notice to AlliedSignal prior to making effective any of the following actions: a) other than in an aggregate amount not exceeding five percent (5%) of AMP's outstanding voting securities, issuing or selling any AMP voting securities; b) amending AMP's By-Laws; or c) further amending AMP's rights agreement, dated as of October 28, 1989, last amended on August 20, 1998.

          2. AlliedSignal agrees that it will give at least six calendar days' notice to AMP prior to making effective any amendments, changes or additions (including by adding new proposals) to the proposals identified for action by written consent set forth in its Consent Solicitation Statement filed on August 12, 1998 with the Securities and Exchange Commission ("SEC") (the "Consent Solicitation").

          3. Nothing herein shall prevent either party from making, and filing with the SEC, a public announcement at any time of the intended action for which notice is given in paragraphs 1 or 2 above.

          4. The notice requirements in paragraphs 1 and 2 above shall mean that the party which is required to give notice of an intended action shall be prohibited from making that action effective until on or after the Effective Date, which shall be defined as the sixth calendar day which follows the Notice Date, as defined in paragraph 5 below.

          5. For purposes of this agreement, to comply with this agreement, the required notice must reasonably describe the action planned to be made effective on or after the Effective Date. The Notice Date is the date that notice is given if given in the manner described below, so long as the notice is given and receipt is confirmed prior to 5:00 p.m. EDT on a business day. If notice is given but not confirmed as received until after 5:00 p.m. EDT on a business day or is given on a non-business day, then the Notice Date is the next business day thereafter. Notice shall be given by
a) sending (with confirmation of receipt) the notice by facsimile to the facsimile number of the Representative of the recipient party identified below, or b) hand delivering the notice to the office of the Representative of the recipient party designated below. For purposes of this agreement, a "business day" is any day other than Saturday, Sunday or a legal holiday, as defined in Fed. R. Civ. P. Rule 6(a). The Representatives of the parties for purposes of receiving notice pursuant to this agreement are: For
AlliedSignal: Arthur Fleischer, Jr. of Fried, Frank, Harris, Shriver & Jacobson, One New York Plaza, New York, New York 10004-1980 (fax:
212-859-4000); and for AMP: Peter Allan Atkins of Skadden, Arps, Slate, Meagher & Flom, LLP, 919 Third Avenue, New York, New York 10022 (fax:
212-735-3691).

          6. This agreement shall terminate on October 9, 1998. If prior to October 9, 1998, the Consent Solicitation and the Offer are terminated, this agreement shall then terminate.

          7. The parties agree that either party shall be entitled to move for a restraining order or injunction to remedy any material breach of this agreement in either of the above-entitled actions.

          8. AlliedSignal agrees not to contest the Consent Solicitation record date of October 15, 1998.

          9. By entering into this agreement, AlliedSignal does not acknowledge that the record date of October 15, 1998 is a proper Consent Solicitation record date or represents a reasonable exercise of the authority of the AMP board of directors in establishing a record date; and AlliedSignal expressly waives no rights to contest any change, postponement or other action with respect to the Consent Solicitation record date. By entering into this agreement, AMP does not acknowledge the validity of AlliedSignal's position; and AMP waives no rights, claims or defenses it may have with respect to matters relating to the Offer or the Consent Solicitation.

          If this letter correctly sets forth our agreement, please sign and date the duplicate copy of this letter and return it to me. We agree that either copy of this letter, so long as signed on behalf of the party against whom enforcement may be sought, shall be deemed an original hereof for all purposes, and each of the parties intends to be legally bound hereby. We further agree that this agreement shall be interpreted in all respects in accordance with the internal law of the Commonwealth of Pennsylvania, without regard to choice of law principles applied in the Commonwealth of Pennsylvania. No amendment of this agreement shall be effective unless made in writing, executed on behalf of both parties.

                                            Sincerely,

                                            /s/ John G. Harkins, Jr.
                                            -----------------------------
                                            John G. Harkins, Jr.
                                            On behalf of AMP Incorporated